EXHIBIT 21.1

Subsidiaries of Findex.com, Inc.

As of December 31, 2018

Name under which subsidiary operates*	State of Incorporation
Reagan Holdings, Inc.	Delaware
Findex.com, Inc.	Delaware
ESCT Acquisition Corp.	Delaware
Advanced Cement Sciences LLC	Florida

*	None of our subsidiaries, except for Advanced Cement Sciences LLC, currently have any operations, employees, or revenues.